SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30592; 812-14118]

Bridge Builder Trust and Olive Street Investment Advisers, LLC; Notice of Application

July 9, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940
("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as
from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and
materially amend sub-advisory agreements without shareholder approval and that would grant
relief from certain disclosure requirements.

Applicants: Bridge Builder Trust (the "Trust") and Olive Street Investment Advisers (the
"Adviser") (collectively, "Applicants").

Filing Dates: The application was filed February 1, 2013, and amended on June 18, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued unless the
Commission orders a hearing. Interested persons may request a hearing by writing to the
Commission's Secretary and serving applicants with a copy of the request, personally or by mail.
Hearing requests should be received by the Commission by 5:30 p.m. on August 5, 2013, and
should be accompanied by proof of service on the applicants, in the form of an affidavit or, for
lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,
the reason for the request, and the issues contested. Persons who wish to be notified of a hearing
may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F

Street, NE, Washington, DC 20549-1090. Applicants: The Trust: Joseph C. Neuberger, 2020

East Financial Way, Suite 100, Glendora, CA 91741; The Adviser: James A. Tricarico, Olive

Street Investment Advisers, LLC, 12555 Manchester Road, St. Louis, MO 63131.

For Further Information Contact: Jennifer L. Sawin, Branch Chief, at (202) 551-6724 (Division

of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.   The Trust, a Delaware statutory trust, is registered under the Act as an open-end

management investment company. The Trust is organized as a series trust and currently consists

of one series, which will be advised by the Adviser.[1] The Adviser is a limited liability company

organized under Missouri law. The Adviser is, and any future Adviser will be, registered as an

investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). The Adviser

will serve as the investment adviser to the Funds pursuant to an investment advisory agreement

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[1]   Applicants request relief with respect to any existing and any future series of the Trust or any other
registered open-end management company that: (a) is advised by the Adviser or a person controlling,
controlled by, or under common control with the Adviser or its successor (each, also an "Adviser"); (b)
uses the manager of managers structure described in the application; and (c) complies with the terms
and conditions of the requested order (any such series, a "Fund" and collectively, the "Funds"). The
only existing registered open-end management investment company that currently intends to rely on the
requested order is named as an Applicant, and the only series that currently intends to rely on the
requested order as a Fund is the Bridge Builder Bond Fund. For purposes of the requested order,
"successor" is limited to an entity that results from a reorganization into another jurisdiction or a change
in the type of business organization.   If the name of any Fund contains the name of a Sub-Adviser (as
defined below), that name will be preceded by the name of the Adviser.

with the Trust or Fund (the "Advisory Agreement").[2] Each Advisory Agreement was approved

or will be approved by the Fund's board of trustees (the "Board"), including a majority of the

trustees who are not "interested persons," as defined in section 2(a)(19) of the Act, of the Trust,

the Fund, or the Adviser ("Independent Trustees"), and by the Fund's shareholder(s) in the

manner required by sections 15(a) and 15(c) of the Act and rule 18f-2 under the Act. The terms

of each Advisory Agreement will comply with section 15(a) of the Act.

    2.   Under the terms of each Advisory Agreement, the Adviser will provide the Funds

with overall management services and will continuously review, supervise and administer each

Fund's investment program, subject to the supervision of, and policies established by the Board.

For the investment management services it will provide to each Fund the Adviser will receive the

fee specified in the Advisory Agreement from such Fund, based on the average daily net assets

of the Fund. The Advisory Agreement permits the Adviser, subject to the approval of the Board,

to delegate certain responsibilities to one or more sub-advisers ("Sub-Advisers") to provide

investment advisory services to the Funds. As of the date of the amended application, the

Adviser had not entered into sub-advisory agreements with any Sub-Advisers ("Sub-Advisory

Agreements"). Each Sub-Adviser will be an investment adviser as defined in section 2(a)(20) of

the Act and, if required, registered with the Commission as an "investment adviser" under the

Advisers Act. The Adviser evaluates, allocates assets to and oversees the Sub-Advisers, and

makes recommendations about their hiring, termination and replacement to the Board, at all

times subject to the authority of the Board. The Adviser will compensate the Sub-Advisers out

of the advisory fee paid by a Fund to the Adviser under the Advisory Agreement.

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[2]   "Advisory Agreement" includes advisory agreements with an Adviser for the Bridge Builder Bond Fund and any future Funds.

3.　　　　　Applicants request an order to permit the Adviser, subject to Board approval, to select certain Sub-Advisers to manage all or a portion of the assets of a Fund or Funds pursuant to a Sub-Advisory Agreement and materially amend existing Sub-Advisory Agreements without obtaining shareholder approval. The requested relief will not extend to any Sub-Adviser that is an affiliated person, as defined in section 2(a)(3) of the Act, of the Trust, a Fund, or the Adviser, other than by reason of serving as a sub-adviser to one or more of the Funds ("Affiliated Sub-Adviser").

4.　　　　　Applicants also request an order exempting the Funds from certain disclosure provisions described below that may require the Applicants to disclose fees paid by the Adviser or a Fund to each Sub-Adviser. Applicants seek an order to permit a Fund to disclose (as both a dollar amount and a percentage of the Fund's net assets): (a) the aggregate fees paid to the Adviser and any Affiliated Sub-Adviser; and (b) the aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers (collectively, "Aggregate Fee Disclosure"). Any Fund that employs an Affiliated Sub-Adviser will provide separate disclosure of any fees paid to the Affiliated Sub-Adviser.

Applicants' Legal Analysis:

1.　　　　　Section 15(a) of the Act provides, in relevant part, that is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by a vote of a majority of the company's outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2.   Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires disclosure of the method and amount of the investment adviser's compensation.

3.   Rule 20a-1 under the Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Securities Exchange Act of 1934 ("1934 Act"). Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fees," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.   Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b), and (c) of Regulation S-X require a registered investment company to include in its financial statement information about investment advisory fees.

5.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that the requested relief meets this standard for the reasons discussed below.

6. Applicants assert that the shareholders expect the Adviser, subject to the review and approval of the Board, to select the Sub-Advisers who are best suited to achieve the Fund's investment objectives. Applicants assert that, from the perspective of the shareholder, the role of the Sub-Advisers is substantially equivalent to that of the individual portfolio managers employed by traditional investment company advisory firms. Applicants state that requiring shareholder approval of each Sub-Advisory Agreement would impose unnecessary delays and expenses on the Funds and may preclude the Funds from acting promptly when the Adviser and Board consider it appropriate to hire Sub-Advisers or amend Sub-Advisory Agreements. Applicants note that the Advisory Agreements and any Sub-Advisory Agreements with Affiliated Sub-Advisers will remain subject to the shareholder approval requirements of section 15(a) of the Act and rule 18f-2 under the Act.

7. If a new Sub-Adviser is retained in reliance on the requested order, the applicable Fund will inform its shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Sub-Adviser is hired for the Fund, the Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;[3] and (b) the Fund will

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[3] A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Fund.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. Applicants assert that a proxy solicitation to approve the appointment of new Sub-Advisers would provide no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the applicable Board would comply with the requirements of sections 15(a) and 15(c) of the Act before entering into or amending Sub-Advisory Agreements.

8. Applicants assert that the requested disclosure relief will benefit shareholders of the Funds because it will improve the Adviser's ability to negotiate the fees paid to Sub-Advisers. Applicants state that the Adviser may be able to negotiate rates that are below a Sub-Adviser's "posted" amounts if the Adviser is not required to disclose the Sub-Advisers' fees to the public.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1. Before a Fund may rely on the order requested in the application, the operation of the Fund in the manner described in the application will be approved by a majority of the Fund's outstanding voting securities, as defined in the Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Fund's shares to the public.

2. The prospectus for each Fund will disclose the existence, substance, and effect of any order granted pursuant to the application. Each Fund will hold itself out to the public as

employing the manager of managers structure described in the application. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

3.   Funds will inform shareholders of the hiring of a new Sub-Adviser (other than an Affiliated Sub-Adviser) within 90 days after the hiring of that new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

4.   The Adviser will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.   At all times, at least a majority of the Board will be Independent Trustees, and the nomination and selection of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.   When a Sub-Adviser change is proposed for a Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

7.   Independent legal counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then existing Independent Trustees.

8.   Each Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per-Fund basis. The information will

reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

9.   Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10.   The Adviser will provide general management services to a Fund, including overall supervisory responsibility for the general management and investment of the Fund's assets and, subject to review and approval of the Board, will (i) set a Fund's overall investment strategies; (ii) evaluate, select and recommend Sub-Advisers to manage all or part of a Fund's assets; (iii) when appropriate, allocate and reallocate a Fund's assets among multiple Sub-Advisers; (iv) monitor and evaluate the performance of Sub-Advisers; and (v) implement procedures reasonably designed to ensure that the Sub-Advisers comply with a Fund's investment objective, policies and restrictions.

11.   No trustee or officer of the Trust, or of a Fund, or director or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser, except for (i) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

12.   Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary